Filed Pursuant to Rule 424(b)(3)

Registration No. 333-194162

UNITED DEVELOPMENT FUNDING INCOME FUND V

SUPPLEMENT NO. 4 DATED NOVEMBER 7, 2014

TO THE PROSPECTUS DATED JULY 25, 2014

This document supplements, and should be read in conjunction with, the prospectus of United Development Funding Income Fund V dated July 25, 2014, as supplemented by Supplement No. 1 dated September 10, 2014, Supplement No. 2 dated October 15, 2014 and Supplement No. 3 dated October 22, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus. The purpose of this Supplement No. 4 is to disclose:

•	the status of our public offering; and

•	our independence from the accounting issues recently identified by American Realty Capital Properties, Inc. and updates to our risk factors.

Status of Our Public Offering

We commenced our initial public offering of our common shares of beneficial interest on July 25, 2014. As of November 5, 2014, we had accepted subscriptions and issued an aggregate of 220,786 common shares of beneficial interest in exchange for gross proceeds of approximately $4.4 million. As of November 5, 2014, approximately 37,279,214 common shares of beneficial interest remained available for sale in the offering for approximately $745.6 million, excluding shares offered pursuant to our distribution reinvestment plan (DRIP).

We will offer our common shares of beneficial interest pursuant to the offering until July 25, 2016, unless our board of trustees terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by July 25, 2016, we may extend the offering for an additional year or as otherwise permitted by applicable law. In addition, at the discretion of our board of trustees, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our DRIP, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually.

Independence from Accounting Issues Identified by American Realty Capital Properties, Inc.

On October 29, 2014, American Realty Capital Properties, Inc. (ARCP) announced that its audit committee had concluded that the previously issued financial statements and other financial information contained in certain public filings should no longer be relied upon as a result of certain accounting errors that were not corrected after being discovered. ARCP is a public company that is a separate entity from AR Capital, LLC (AR Capital), which is one of our co-sponsors, and American Realty Capital Residential Advisors, LLC, which is our advisor. ARCP is not affiliated with us and therefore, ARCP’s announcement regarding its financial statements is not related to our financial operations. Our board of trustees is comprised of a majority of independent trustees, with additional oversight provided by an audit committee comprised solely of independent trustees. At no time have any of our independent trustees served as officers or directors of ARCP or any ARCP-controlled entity. In addition, Whitley Penn LLP has served as our independent auditor since the time of our formation and will provide the audit opinion for our 2014 financial statements. We are supported by a dedicated financial accounting and reporting team and we maintain our own financial reporting procedures. All of our officers, including our chief financial officer, have had significant tenures with us and other United Development Funding programs. Therefore, we reiterate that the accounting issues regarding ARCP are not related to our financial reporting.

The following information should be read in conjunction with the discussion contained in the “Risk Factors – Risks Related to an Investment in United Development Funding Income Fund V” section beginning on page 35 of the prospectus:

The suspension or termination of selling agreements by soliciting dealers participating in this offering, or our inability to generate additional selling agreements with prospective soliciting dealers, will impact our ability to raise capital in the near term.

Our dealer manager, Realty Capital Securities, LLC, is a subsidiary of an entity that is under common ownership with the parent company of AR Capital. One of AR Capital’s principals is also the executive chairman of ARCP. Subsequent to ARCP’s announcement that certain of its financial statements should no longer be relied upon, our dealer manager was advised by several of the soliciting dealers participating in this offering that they would suspend their soliciting dealer agreements with our dealer manager.  As a result, we may not be able to raise a substantial amount of capital in the near term. To the extent soliciting dealers have and continue to determine to suspend participation in our offering, we will not be able to predict the length of time that any such suspensions will continue, or whether soliciting dealer firms will reinstate their participation in the distribution of our offering. Please see the “Risk Factors – Risks Related to an Investment in United Development Funding Income Fund V – If we are unable to raise substantial funds, we will be limited in the number and type of properties we may own or finance and the value of your investment will fluctuate with the performance of the specific investments we make” section of the prospectus for additional information regarding the risks associated with an inability to raise substantial funds in our offering.